Exhibit 1

MIND CTI Reports First Quarter 2021 Results

Yoqneam, Israel, May 12, 2021 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2021.

The following will summarize our major achievements in the first quarter of 2021 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $6.1 million, compared with $6.0 million in the first quarter of 2020.

●	Operating income was $1.6 million, or 26% of total revenues, compared with $1.3 million, or 22% of total revenues in the first quarter of 2020.

●	Net income was $1.5 million, or $0.07 per share, compared with $1.2 million, or $0.06 per share in the first quarter of 2020.

●	Cash flow from operating activities was $0.6 million, compared with $1.1 million in the first quarter of 2020.

●	Cash position was $17.5 million as of March 31, 2021 (before the dividend distribution of $5.2 million in April 2021).

Monica Iancu, MIND CTI CEO, commented: “During five quarters of unprecedented times as a result of the COVID-19 pandemic, we showed resilience and responsiveness. We have successfully operated and completed all different projects’ milestones. We proved to our customers that as always, they can count on us to tirelessly maintain and strengthen their business, under a firm business continuity program, working remotely using secured access. Our markets present a similar challenging behavior for the last few years, but we feel fortified by the diversification of our revenue streams. It is part of our strategy to pursue acquisitions, in order to enhance our market position, and we are actively seeking potential acquisition opportunities.

“Our messaging segment was favorably impacted by activities related to COVID-19 and we plan to expand the range of messaging services we offer and the technological vehicles used to deliver them to our customers, hoping to increase the rate of new customer acquisitions.”

Revenue Distribution

The Americas represented 34%, Europe represented 57% (including the Message Mobile and GTX revenues in Germany that represented 41%) and the rest of the world represented 9% of total revenues.

Customer care and billing software totaled $3.1 million, or 51% of total revenues, enterprise messaging and payment solutions were $2.5 million, or 41% of total revenues and enterprise call accounting software totaled $0.6 million, or 8% of total revenues.

Licenses totaled $0.8 million, or 13% of total revenues, while maintenance and additional services were $5.3 million, or 87% of total revenues. Licenses were uniquely high this quarter thanks to two customers’ increase in license to support exceptional growth in the number of their subscribers.

Dividend Distribution

As previously announced, the Board declared on March 4, 2021 a gross dividend of $0.26 per share with tax being withheld at a rate of 20%.

The dividend of approximately $5.2 million, is presented in our balance sheet as of March 31, 2021 among other payables. The net dividend was distributed to our shareholders and withholding taxes were paid in April 2021.

Changes in Management Team

MIND also announced today the appointment of a new CFO.

Mr. Tal Weiss, (37), joined us as the new CFO in April 2021, replacing Mr. Shoham Shitrit who joined MIND in 2019 and whom we thank for his contribution and wish continued success. Mr. Weiss comes to MIND after serving three years as company controller of a medical technology company – Itamar Medical Ltd. (Nasdaq: ITMR) and four years as a CPA in the Audit High Tech Team at Ernst & Young (Israel). Tal holds a B.A. degree in Accounting and Economics from Haifa University and is a Certified Public Accountant in Israel.

Board of Directors Update

Mr. Amnon Neubach has rejoined MIND’s Board of Directors as an independent director and a member of our Board’s committees. Mr. Neubach had served as an external director of our company from 2001 until 2014. He currently serves as Chairman of the Tel-Aviv Stock Exchange Ltd. since 2014 and has served in various privately-held and public companies as a director, a member of executive committees and in some as chairman of the board. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

AGM Update

The Company held its Annual General Meeting of Shareholders on May 11, 2021 and all the proposed resolutions were approved.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, the impact of the COVID-19 pandemic on our customers and economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months
	Ended March 31,
	2021	2020
	U.S. dollars in thousands (except per share data)

REVENUES	$6,122	$6,008
COST OF REVENUES	2,803	2,878
GROSS PROFIT	3,319	3,130
OPERATING EXPENSES:
Research and development	1,013	993
Selling and marketing	282	429
General and administrative	412	421
Total operating expenses	1,707	1,843
OPERATING INCOME	1,612	1,287
FINANCIAL INCOME (EXPENSES), net	13	(8)
INCOME BEFORE TAXES ON INCOME	1,625	1,279
TAXES ON INCOME	143	105
NET INCOME	$1,482	$1,174

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.07	$0.06

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	19,987	19,898
Diluted	20,213	20,081

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2021	2020
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,438	$8,260
Short-term bank deposits	6,820	7,180
Marketable securities	1,205	1,576
Accounts receivable, net:
Trade	3,673	2,134
Other	205	269
Prepaid expenses	235	273
Total current assets	21,576	19,692

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	1,906	1,823
Deferred income taxes	125	127
Property and equipment, net of accumulated depreciation and amortization	155	159
Right-of-use assets, net of accumulated depreciation	1,703	1,775
Intangible assets, net of accumulated amortization	639	702
Goodwill	8,022	8,139
Total assets	$34,126	$32,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,467	$1,278
Other	7,194	1,908
Current maturities of lease liabilities	357	346
Deferred revenues	2,366	2,113
Total current liabilities	11,384	5,645

LONG-TERM LIABILITIES:
Deferred revenues	46	85
Lease liabilities, net of current maturities	1,349	1,492
Employee rights upon retirement	1,934	1,865
Deferred income taxes	192	211
Total liabilities	14,905	9,298

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,237	27,202
Accumulated other comprehensive loss	(741)	(522)
Accumulated deficit	(6,187)	(2,472)
Treasury shares	(1,142)	(1,143)
Total shareholders’ equity	19,221	23,119
Total liabilities and shareholders’ equity	$34,126	$32,417

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months
	Ended March 31,
	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,482	$1,174
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	51	46
Accrued severance pay	18	30
Deferred income taxes, net	(8)	(9)
Unrealized loss from marketable securities, net	2	51
Realized loss (gain) on sale of marketable securities, net	3	(5)
Employees share-based compensation expenses	36	56
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,612)	497
Other	59	(65)
Decrease (increase) prepaid expenses	37	(66)
Increase (decrease) in accounts payable and accruals:
Trade	245	(334)
Other	105	(62)
Change in operating lease liability	(60)	(33)
Increase (decrease) in deferred revenues	214	(230)
Net cash provided by operating activities	572	1,050

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(14)	(12)
Severance pay funds	(32)	(33)
Proceeds from sale (investment in) of marketable securities	366	(148)
Proceeds from short-term bank deposits	360	3,735
Net cash provided by investing activities	680	3,542

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(74)	(55)

INCREASE IN CASH AND CASH EQUIVALENTS	1,178	4,537
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,260	6,479
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$9,438	$11,016